UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 27, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE R45 Controlled Subsidiary – Brentwood, MD

On June 27, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, R45 (the “RSE R45 Controlled Subsidiary”), for an initial purchase price of approximately $5,118,000, which is the initial stated value of our equity interest in the RSE R45 Controlled Subsidiary (the “RSE R45 Investment”). The RSE R45 Controlled Subsidiary used the proceeds to close on the acquisition of three buildings totaling approximately 22,000 square feet of gross rentable area on an approximately 100,000 square foot lot (the “R45 Property”). The property has the potential to be redeveloped to a mix of residential and retail uses. The closing of both the initial RSE R45 Investment and the R45 Property occurred concurrently.

The RSE R45 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE R45 Investment (the “RSE R45 Operative Agreements”), we have full authority for the management of the RSE R45 Controlled Subsidiary, including the R45 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE R45 Investment, paid directly by the RSE R45 Controlled Subsidiary.

The R45 Property was acquired for a purchase price of approximately $5,118,000, which includes the acquisition fee of $49,250. No financing was used for the acquisition of the R45 Property.

The R45 Property is composed of three buildings and is located in the 20722 zip code of Brentwood, MD. As of June 27, 2019, all buildings at the R45 Property are 100% leased and occupied.  The in-place leases will expire between December 2028 and May 2029. Based on the rental income in place, the property was purchased at approximately a 5% capitalization rate. We expect that the income in place should allow us to achieve an attractive current return while exploring potential development opportunities for apartments/mixed use.

The Brentwood neighborhood is located minutes from downtown Washington, DC and adjacent to the growing Route 1 corridor created by the University of Maryland, College Park. There has been recent investment in the area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown DC and the University of Maryland. With high demand for affordable housing, we believe this well-located investment should provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Exit Cap Rate (as NNN lease)	Projected Land Exit Price Per Multifamily Unit (as multifamily development)	Projected Hold Period
R45	6.5% - 10.8%	5.0%	$28,700 - $39,800	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in FUNDRISE GROWTH EREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Brandon T. Jenkins
	Name:	Brandon T. Jenkins
	Title:	Chief Operating Officer

Date: July 3, 2019